SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )1

                            INNOVASIVE DEVICES, INC.
    ---------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
    ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45766K104
    ---------------------------------------------------------------------------
                                 (CUSIP Number)

                                E. MARLOWE GOBLE
              P.O. BOX 6698, JACKSON, WYOMING 83001 (307) 576-2629
    ---------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  JULY 18, 1997
    ---------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

             If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

             Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 6 Pages)



             1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    ------------------------                        ---------------------------
      CUSIP No. 45766K104        SCHEDULE 13D                Page 2 of 6 Pages
    ------------------------                        ---------------------------

    ------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            E. Marlowe Goble
    ------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [_]
                                                                     (b)  [_]
            Not Applicable
    ------- -------------------------------------------------------------------
    3       SEC USE ONLY


    ------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
    ------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                           [_]

            Not Applicable
    ------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

    ------- -------------------------------------------------------------------
          NUMBER OF         7       SOLE VOTING POWER

            SHARES                  888,839
                            ------- -------------------------------------------
                            8       SHARED VOTING POWER
         BENEFICIALLY
                                    -0-
                            ------- -------------------------------------------
        OWNED BY EACH       9       SOLE DISPOSITIVE POWER

          REPORTING                 888,839
                            ------- -------------------------------------------
                            10      SHARED DISPOSITIVE POWER
         PERSON WITH
                                    -0-
    ----------------------- ------- -------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            888,839
    ------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                       [_]

            Not Applicable
    ------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.7%
    ------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
    ------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.

                  This Schedule 13D relates to the Common Stock, $.0001 par value ("Common Stock"), of Innovasive Devices, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 734 Forest Street, Marlboro, Massachusetts 01752-3032.


Item 2.           Identity and Background.

                  (a)      E. Marlowe Goble.

                  (b) The business address of Dr. Goble is P.O. Box 6698, Jackson, Wyoming 83001.

                  (c) Dr. Goble is a surgeon with Western Medical, Inc., whose address is P.O. Box 6698, Jackson, Wyoming 83001, and a director of MedicineLodge, Inc. (the "Corporation") whose address is 152 South 600 West, Logan, Utah 84321. Dr. Goble is also a consultant to the Issuer, whose address is set forth in Item 1 above.

                  (d) During the past five years, Dr. Goble has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (e) During the past five years, Dr. Goble has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Dr. Goble is a citizen of the United States of America.


Item 3.           Source and Amount of Funds or Other Consideration.

                  Dr. Goble owns 1,729,333 shares of common stock of the Corporation. On July 18, 1997, the shares of Common Stock held by the
Corporation were distributed to its shareholders on a pro rata basis in connection with the anticipated dissolution of the Corporation. Accordingly, Dr. Goble received 888,839 shares of Common Stock.


Item 4.           Purpose of Transaction.

                  The purpose of the acquisition of Common Stock reported in this Schedule 13D is summarized in Item 3 above.

                               Page 3 of 6 Pages

                  Other than described above, there are no plans or proposals which Dr. Goble may have which relate to or would result in:

                  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) any change in the present board of directors or management of the Issuer, including any plans or proposals that change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the Issuer;

                  (f) any other material change in the Issuer's business or corporate structure;

                  (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (j)      any action similar to any of those enumerated above.


Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate number and percentage of shares of Common Stock beneficially owned by Dr. Goble are 888,839 and approximately 9.7% of the issued and outstanding shares of Common Stock on July 18, 1997.

                  (b) Dr. Goble currently possesses the sole power to vote or dispose of 888,839 of the shares of Common Stock described in Item 5(a) above. Dr. Goble will possess the sole power to vote and dispose of 40,000 shares of Common Stock upon the vesting and exercise of the stock options described in Item 5(c) below.


                               Page 4 of 6 Pages

                  (c) On June 27, 1997, Dr. Goble and the Issuer entered into a consulting Agreement that provided for Dr. Goble's retention as a consultant to the Issuer. Pursuant to this Consulting Agreement, the Issuer granted Dr. Goble an option to acquire 40,000 shares of Common Stock under the Issuer's 1996 Omnibus Stock Plan. The option vests 25% per year over four years commencing June 27, 1998.

                  In addition, Dr. Goble is the owner of 1,729,333 shares of common stock of the Corporation. On July 18, 1997, the shares of Common Stock held by the Corporation were distributed to its shareholders on a pro rata basis in connection with the anticipated dissolution of the Corporation. Accordingly, Dr. Goble received 888,839 shares of Common Stock.

                  (d)      Not applicable.

                  (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  On June 27, 1997, Dr. Goble and the Issuer entered into a Consulting Agreement that provides for Dr. Goble's retention as a consultant to the Issuer.


Item 7.           Material to be Filed as Exhibits.

                  Not applicable.




                               Page 5 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  July 28, 1997                        /s/ E. Marlowe Goble
                                            -----------------------------------
                                            E. Marlowe Goble





Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).